LAUNCH



THE FUTURE OF MUSIC

OVERVIEW DECK   2021

Problem: Live performances are limited

- Pandemic restrictions have stopped performances

  a. Concession revenue is gone

  b. Cover charges / Ticket sales greatly reduced

  c. Tours are canceled for the foreseeable future

- Distance to venue limits attendance - even after the pandemic

- Venue capacity may not align with artist-audience

- Venue availability is limited outside of major cities

Launch produces & streams original music & performing arts content to global subscribers

- Single gateway for music & performing arts fans worldwide

- Unlimited curated streaming channels, from all genres of emerging and veteran talent from all over the world

- Professional livestream production team with decades of experience

- Voice for underrepresented artists & communities

- Expanding vital arts culture and impact globally

- The possibility of discovery & magic for fans

Why Invest now?

- The decrease in concert revenue due to the pandemic has disrupted the live music & performing arts markets and the resulting innovation will revolutionize the way we enjoy and listen to live concerts on a global scale - this is an unprecedented opportunity in human history
- There is more interest in this space than anticipated and is attracting non-industry specific investors like Salesforce CEO Marc Benioff who raised a $5M seed round in October of 2020.



Meet The Mind Behind Mandolin—The Startup Reworking Live Music

Mandolin recently announced a $5 million seed round with participation by High Alpha Capital and Salesforce's CEO Marc...

F Forbes / Ayurella Horn / Oct 13, 2020

https://www.forbes.com/sites/ayurellahornmuller/2020/10/13/meet-the-mind-behind-mandolin---the-startup-reworking-live-music/?sh=386923dd4249

Moment House

Livestreaming startup Moment House raises $1.5m from seed investors

Scooter Braun, Troy Carter, Patreon CEO Jack Conte, actor Jared Leto and artist Kygo's Palm Crew Investments are among the investors in Moment House.

Music Ally / Oct 13, 2020

https://musically.com/2020/10/13/livestreaming-startup-moment-house-raises-1-5m-from-starry-seed-investors/



As concert income drops, could fan investments create a new revenue strea...

Swiss Estus AG invests $1.7m in Austrian fan-funding startup Global Rockstar...

https://www.musicbusinessworldwide.com/as-concert-income-drops-could-fan-investments-create-a-new-revenue-stream-for-artists/

MARKET SIZE*



- **2020 $6.1B growing to 15.0B by 2025**

- **Compound Annual Growth Rate (CAGR) of 19.7%**

- **Major growth factors**

  a. Increasing mobile devices and internet users

  b. Growing demand for video on demand streaming

  c. Impact of COVID-19 pandemic

*Video Streaming Software Market by Component, Streaming Type, Deployment Type, Vertical And Region - Global Forecast to 2025

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TEAM

HESTER LI



COO & Classically trained
musician and PMP badass

in https://www.linkedin.com/in/hester-li/

ED YOUNG



Cheif Strategy Officer
Co-founder of
The Source magazine

in https://www.linkedin.com/in/edyoungprofile/

BRIAN STOLLERY



CEO &
Music/Livestream/Production Wizard

in https://www.linkedin.com/in/brian-stollery-98318027/

WES POWELL



CFO/CTO &
Master infrastructure builder

in https://www.linkedin.com/in/wjpowell/

INDRANI PAL-CHAUDHURI



Chief Marketing Officer
award-winning director,
photographer, and social
justice advocate

in https://www.linkedin.com/in/indranipc/

BUSINESS MODEL

Sponsors

Full-service live event sponsorships are $5-10K per event

Sponsorship series of 5-10 events run $50k-100K

Merchandising packages for artists with a revenue share

Product placements, clickable lower thirds, 30 second commercials are all available at various price points

Direct

Launch Membership (unlimited live streaming) - 30 Day free trial then $15 per month

Concert & Live Event Ticket Sales $15 - $200 per event

Content partner memberships: Universal Hip Hop Museum

Charity Events - Charity Memberships & Charity Channel Partnerships 50% of revenue to Charity Partner

$$ REVENUE

COMPETITORS

Live Music Streaming and Service

	MEMBERSHIP	PRODUCTION	LAUNCHING CAREERS	ARTIST CENTRIC	FULL SERVICE ARTIST SUPPORT
LAUNCH	✔	✔	✔	✔	✔
VENEWLIVE	✖	✔	✖	✖	✖
STABAL	✔	✖	✖	✔	✖
MANDOLIN	✖	✖	✔	✖	✖

Launch's journey so far!



Live Events, Accumulated

- Over 500 sets of live performances

- Over 15 major strategic partners, including labels, festivals, venues, charities etc.

- Produced first 24-hr Livestream show with >100 artists worldwide in May 2020

- Collaborated with more than 800 artists since March 2020

- Over 200K aggregated social reach to date

Launch Inc. Year-In-Review: 2020 Highlights and Plans for the Future

PRESS RELEASE PR Newswire

Jan. 25, 2021, 02:21 PM

SHARE

NEW YORK, Jan. 25, 2021 /PRNewswire/ -- Launch, a membership-based production & livestreaming service focused on music & the performing arts, marked a successful 2020 reaching over 155,000 viewers worldwide. In addition, they hosted nine virtual music festivals, created five concurrent livestreaming channels, and hosted over 400 shows featuring nearly 800 artists.

Launch traces its roots to an independent New York City concert production company in early 2019 transforming to an all-virtual livestream model with in April 2020, becoming the first interactive live-streaming music venue online with a direct revenue share model with artists.

In late 2020, Launch partnered with United Kingdom-based stadium EDM group LZ7 for the Virtual Illuminate Tour on Launch garnering over 1600 viewers from over 12 countries across 4 continents. Additionally, they forged a strategic agreement with legendary Queens, New York based Colosseum Battle Rap League which continues to see a rise in viewership.

As Launch continues to grow, so does the team. In December 2020, Ed Young – the co-founder of The Source Magazine, and co-chair of the advisory board of the Universal Hip-Hop Museum, joined as Chief Strategy Officer and David Bowie protégé and Princeton University Associate Professor Indrani Pal-Chaudhuri as Chief Marketing Officer.

Launch is preparing to produce the FreshLayers Festival on January 29th benefitting The Felix Organization, a non-profit that provides inspiring opportunities and new experiences to enrich the lives of children who are growing up in the foster care system. The festival boasts over 20 artists, including Hip-Hop

Your Market View

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BUSINESS INSIDER

Published
Jan. 25, 2020

Investment opportunity

- Very low burn rate via our revenue share model
- We are a full stack creative, production, promotion, streaming delivery and merchandising solution
- We are expanding into the OTT delivery stream (Roku, Chromecast, etc.)
- We are pursuing expansion into VR/AR/MR as the technology matures
- Existing tech support, booking, programming production, marketing, promotion, advertising, pay gate, and customer service teams are in place
- Zero barrier to entry for artists
- Robust artist and customer referral program in place
- As live performances return post covid, we are positioned to be the premiere streaming partner with brick & mortar venues due to our existing production capabilities

Future Membership Growth



- 2021
  a. Q1 - 40,000 members
  b. Q2 - 110,000 members
  c. Q3 - 209,000 members
  d. Q4 - 355,000 members

- 2022 - 1.2M members

- 2023 - 2.9M members

- 2024 - 6.1M members

- 2025 - 13.5M members

*These are forward-looking projections that cannot be guaranteed.

THE ASK

$1,070,000

Use of funds:

Marketing	$700,000
Infrastructure Expansion	$100,00
UI / UX Customization	$75,000
AR / VR Production R&D	$64,750
Licensing & Legal	$50,000
WeFunder Fees	$80,250

5 YEARS FINANCIAL PROJECTION

Cash Flow in (000's)	Y2021	Y2022	Y2023	Y2024	Y2025
Subscriptions	$14,910	$63,789	$156,138	$341,447	$738,128
Gross Revenues	$14,910	$63,789	$156,138	$341,447	$738,128
COGS	($596)	($2,552)	($6,246)	($13,658)	($29,525)
Gross Profit	**$14,314**	**$61,238**	**$149,892**	**$327,790**	**$708,603**
Operating Expense					
Artist Fees	($7,455)	($31,895)	($78,069)	($170,724)	($369,064)
Marketing & Promotions	($1,397)	($2,501)	($5,115)	($10,102)	($22,837)
General Administration	($847)	($3,827)	($9,368)	($20,487)	($44,288)
Production	($0)	($0)	($0)	($0)	($0)
Total Cost of Operations	**$9,698**	**$38,223**	**$92,552**	**$201,313**	**$436,189**
Net Profit	$4,615	$23,014	$57,340	$126,477	$272,415
Non-operating Expenses	($0)	($0)	($0)	($0)	($0)
EBITDA	**$4,615**	**$23,014**	**$57,340**	**$126,477**	**$272,415**
Dividends (5%)	($706)	($3,189)	($7,807)	($17,072)	($36,906)
Net Operating Income	$3,910	$19,825	$49,533	$109,404	$235,508

Disclaimer: The financial projections are preliminary and subject to change; the Company undertakes no obligation to update or revise these forward–looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the ultimate financial results. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections may be inaccurate in any material respect. Therefore, the actual results achieved may vary significantly from the forecasts, and thev ariations may be material.



THANK YOU!



Appendix

Links sourced for this presentation & Supporting Slides



Launch Inc. Year-In-Review: 2020 Highlights and Plans for the Future

NEW YORK, Jan. 25, 2021 /PRNewswire via COMTEX/ -- NEW YORK, Jan. 25, 2021 /PRNewswire/ -- Launch, a membership-based production & livestreaming service...

MarketWatch / Jan 25

Concert Industry Will Lose More Than $30 Billion Because Of Pandemic, Pollstar Finds

The year was projected to end with $12.2 billion in ticket sale revenue.



Still Without Concerts, Live Nation Revenue Dropped 95% in Its Third Quarter

Ticketing and concert giant Live Nation Entertainment reported significant drops in revenue as the pandemic has halted the live music biz.



Concert industry in North America lost $30 billion in 2020

According to a new report from Pollstar, the North American concert industry lost $30 billion due to the



Concert Livestreaming Platform

Mandolin is the music industry's leading livestream platform. We recreate the live experience with a premium experience for artists, venues, and fans. Produce virtual...

mandolin.com



How much did the concert industry lose in 2020?

Leading industry publication Pollstar put out their year end report and estimated over $30 billion in losses in the North American live events industry this year.

Live Nation Entertainment, INC. 10-Q



Meet The Mind Behind Mandolin— The Startup Reworking Live Music

Mandolin recently announced a $5...

forbes.com

Pollstar 2020 Year-End Special

Pollstar, The Voice of Live Entertainment for over 38 years, provides the most up-to-date, relevant and useful data available for the global concert...

USING LIVE NATION AS AN INDICATOR
CONCERT & TOURING INDUSTRY IN NORTH AMERICA LOST $30 BILLION IN 2020

-$30 BILLION

According to Forbes in 2020 lost revenue for the live music industry

95% DROP IN REVENUE

Live Nation Revenue Dropped 95% in Its Third Quarter. They lost about $320 million in the tumultuous quarter



LIVE NATION 10-Q

Loss of est. $1.6B in 2020

*Live Nation Entertainment, INC. 10-K



$30B REVENUE DISTRIBUTION

For a normal year

Others 5.7%

Sponsorships 11.5%

Touring & Live Performances 45.8%

Box Office 37%

Concert industry in North America lost $30 billion in 2020

According to a new report from Pollstar, the North American concert industry lost $30 billion due to the